05012282

ATCO
G R O U P

Corporate Office

Telephone: (403) 292-7547
Fax: (403) 292-7623
email: jodene.dutnall@atco.com

October 26, 2005

Securities and Exchange Commission
Judiciary Plaza
450 – 5th Street, NW
Washington, DC 20549

ATCO Ltd.
File No.: 82-34745
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Corporation's Form 5 – Declaration of Dividends and Press release

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

J Dutnall

Jodene Dutnall
Administrative Assistant
Corporate Secretarial Department
ATCO Ltd. and Canadian Utilities Limited

Enclosure(s)

FILE NO. 82-34745

Form 5 Submission - Dividend/Distribution Declaration

Issuer : Atco Ltd.

Security Symbol	Amount	Currency	Declaration Date	Record Date	Payable Date
ACO.PR.A	.359375	CAD	10/24/2005	11/09/2005	12/01/2005

Filed on behalf of the Issuer by:

Name:	Leslie Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	10/24/2005 15:38:24
Last Updated:	10/24/2005 15:38:24

ATCO GROUP
NewsRelease

FILE NO. 82-34745

ATCO LTD. & CANADIAN UTILITIES LIMITED
Corporate Head Office: 1500, 909 -11 Avenue S.W. Calgary, Alberta T2R 1N6 Telephone: (403) 292-7500 Fax: (403) 292-7532

For Immediate Release

ATCO Ltd. Declares Quarterly Dividend

CALGARY, October 24, 2005 – The Board of Directors of ATCO Ltd. has declared the following quarterly dividend:

Shares	TSX Stock Symbol	Dividend Per Share ($)	Record Date (2005)	Payment Date (2005)
5.75% Series 3	ACO.PR.A	0.359375	09-Nov	01-Dec

ATCO Group is an Alberta based, worldwide organization of companies with more than 7,000 employees actively engaged in Power Generation, Utilities and Global Enterprises. More information about ATCO Ltd. can be found on its website, www.atco.com.

Contact: K.M. (Karen) Watson
Senior Vice President
& Chief Financial Officer
ATCO Ltd.
(403) 292-7502